UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2009

Commission File Number: 001-33195

TRINA SOLAR LIMITED
No. 2 Tian He Road
Electronics Park, New District
Changzhou, Jiangsu 213031
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINA SOLAR LIMITED

By: Name:	/s/ Jifan Gao Jifan Gao
Title:	Chairman and Chief Executive Officer
Date: July 27, 2009

Exhibit Index
Exhibit 99.1 – Press Release

Exhibit 99.1
Trina Solar Announces Selected Estimated Second Quarter Results
Margins Heightened, Significant Cost Reductions, Shipments Increased
CHANGZHOU, China, July 27, 2009 /PRNewswire-Asia-FirstCall via COMTEX/ — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic products from the production of ingots, wafers and cells to the assembly of photovoltaic, or PV, modules, today announced the following selected estimated financial results for the quarter ended June 30, 2009.
For the second quarter 2009, the Company estimates:
— total shipments of approximately 63 MW to 65 MW of PV modules, compared to the Company’s previous guidance of 60 MW to 65 MW, an increase of 29.1% to 33.2% from the first quarter of 2009 and an increase of 32.4% to 36.6% from the second quarter of 2008.
— total net revenues of approximately $148 million to $152 million, an increase of 12.0% to 15.1% from the first quarter of 2009 and a decrease of 25.6% to 27.5% from the second quarter of 2008.
— gross margin of approximately 26.0% to 28.0%, compared to the Company’s previous guidance of 18% to 20%, and an increase from 17.2% in the first quarter of 2009 and 14.3% in the second quarter of 2008.
— operating margin to be approximately 11.5% to 13.5%, compared to 5.2% in the first quarter of 2009. Operating income in the second quarter includes an approximately $5 million write-off of accounts receivable due to the uncollectibility of such amount from one of the Company’s customers based in Germany.
“We are pleased with our results during the second quarter, which we believe reflect Trina Solar’s brand being recognized increasingly for its quality and performance by both our customers and their lenders, “said Jifan Gao, Chairman and CEO of Trina Solar. “Our improved operating performance reflects a steady improvement in the global solar marketplace and a supportive regulatory environment, and supports the strength of our business model, as the overall cost of solar energy declines and the cost of ownership falls.“
The above selected estimated results for the second quarter of 2009 are preliminary and are subject to the completion of the Company’s normal quarter-end closing procedures. The Company’s actual results may differ from these estimates.
Cell and Module Capacity
Through yield increases achieved from improved cell conversion efficiency rates, improved production efficiencies and manufacturing line enhancements, the Company is on target to increase its annualized in-house production capacities of PV cells and modules from the current 400 MW to approximately 450 MW by the end of September 2009. Furthermore, the Company expects to increase approximately 150 MW of additional capacity as part of its new East Campus capacity expansion initiative, achieving a total annualized cell and module production capacity of 600 MW by the end of 2009.
Recent Debt Facilities
In July 2009, the Company borrowed approximately $80 million in loans due on June 30, 2010 from a domestic bank to support its East Campus capacity expansion project. The loans bear an average annual interest rate of 5.23%, payable monthly, and are dominated in Euros, U.S. dollars and Renminbi. The loans are expected to become a part of a five-year project financing arrangement that the Company is finalizing with domestic banks.

Third Quarter and Full Year Guidance
For the third quarter of 2009, the Company expects to ship between 90 MW and 110 MW of PV modules. For the full year of 2009, the Company reiterates the guidance for total PV module shipments between 350 MW to 400 MW, representing an increase of 74% to 99% from 2008.
The above guidance is based on the Company’s current views with respect to operating and market conditions, which are subject to change. The Company will review its second quarter 2009 results during a conference call expected to be held between August 17 to 21, 2009. Conference call details will be made available approximately two weeks prior to the call via a separate announcement, available at the Company’s website at http://www.trinasolar.com.
About Trina Solar Limited
Trina Solar Limited (NYSE: TSL) is a well recognized manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers that has developed a vertically integrated business model from the production of monocrystalline and multicrystalline silicon ingots, wafers and cells to the assembly of high quality modules. Trina Solar’s products provide reliable and environmentally-friendly electric power for a growing variety of end-user applications worldwide.
Safe Harbor Statement
This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability and marketability of its products; the future trading of the securities of the Company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; the volatility of the Company’s operating results and financial condition; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.
For further information, please contact:

Trina Solar Limited	Brunswick Group
Terry Wang, CFO	Caroline Jinqing Cai
Phone: + (86) 519-8548-2009 (Changzhou)	Phone: + (86) 10-6566-2256
Thomas Young, Director of Investor Relations	Michael Fuchs
Phone: + (86) 519-8548-2009 (Changzhou)	Phone: + (86) 10-6566-2256
Email: ir@trinasolar.com	Email: trina@brunswickgroup.com